# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PIONEER MUNICIPAL HIGH INCOME FUND, INC., CIK 0001223026
CUSIP: 723763405
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 STATE STREET, 5TH FLOOR, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001596468

## Reporting persons
- Almitas Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,244,033; sole dispositive power 0; shared dispositive power 1,244,033; aggregate amount beneficially owned 1,244,033 (5.2% of the class)
- Ronald Mass: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,244,033; sole dispositive power 0; shared dispositive power 1,244,033; aggregate amount beneficially owned 1,244,033 (5.2% of the class)

## Item 1. Issuer
Name of issuer: PIONEER MUNICIPAL HIGH INCOME FUND, INC.
Address of issuer's principal executive offices: 60 STATE STREET, 5TH FLOOR, BOSTON, MASSACHUSETTS, 02109.

## Item 2. Person Filing
Name of person filing:
Almitas Capital LLC
Ronald Mass

Each a "Filer."
Address of principal business office or, if none, residence: 1460 4th Street, Suite 300 Santa Monica, CA 90401
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Almitas Capital LLC: Michael Gomez, Chief Financial Officer (08/15/2025)
- Ronald Mass: Ronald Mass, Managing Member, Chief Compliance Officer (08/15/2025)